FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 5 April 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

March Traffic and Capacity Statistics	5 April 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	5 April 2004
Sarah Billington Manager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS - March 2004

Summary of the headline figures

Comparisons of March 2004 traffic and capacity statistics with March 2003 must take into account the weak base due to the impact of the war with Iraq and SARS.

In March 2004, passenger capacity, measured in Available Seat Kilometres, was 5.8 per cent above March 2003 and traffic, measured in Revenue Passenger Kilometres, was higher by 12.7 per cent. This resulted in a passenger load factor up 4.5 points versus last year, to 74.0 per cent. The increase in traffic comprised a 23.6 per cent increase in premium traffic and a 10.9 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 21.8 per cent. Overall load factor rose 4.6 points to 70.3 per cent.

For the January - March quarter, ASKs increased by 6.4 per cent, with RPKs rising by 7.8 per cent. This resulted in an increase in passenger load factor of 0.9 points, to 70.7 points. This comprised a 11.4 per cent increase in premium traffic and 7.2 per cent increase in non-premium traffic. CTKs rose by 21.3 per cent.

Market conditions

Market conditions are unchanged. Longhaul premium volumes continue above last year's levels, and shorthaul premium remains weak. Non-premium traffic volumes remain very sensitive to yield.

In 2003, March and April were the months worst affected by the war in Iraq and SARS. Premium traffic was down about 25% in both months. The major effect of war and SARS did not continue beyond the summer.

Costs

As a result of Yen depreciation against sterling, there will be a non-cash accounting credit of £2 million in the fourth quarter financial results.

Strategic Developments

British Airways launched the second and final phase of its Heathrow flight switch programme. From March 28, seven shorthaul services transferred from Heathrow Terminal 1 to Terminal 4: Brussels, Copenhagen, Geneva, Lyon, Oslo, Vienna and Zurich. Moving the other way, from Heathrow Terminal 4 to Terminal 1, were Athens, Hong Kong, Moscow (Domodedovo), Los Angeles and San Francisco.

The switching of carefully selected flights at Heathrow make it more convenient for many of the airline's transfer passengers to connect between longhaul and shorthaul flights without changing terminals at the airport. To support the additional longhaul services at Terminal 1, British Airways has invested in a range of new facilities for its customers, including a new dedicated check-in zone for premium passengers and new arrivals and departure lounges.

British Airways' customers are now able to manage their own travel plans at every stage of their journey from the comfort of their own computer. The latest part of the new system to be launched on ba.com enables customers to request their own seats and special meals after they have booked a flight via their very own unique webpage.

April 5, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of March				Financial year
						April through March
BRITISH AIRWAYS GROUP			Change			Change
SCHEDULED SERVICES	2004	2003	(%)		2004	2003	(%)
Passengers carried (000)
UK/Europe	1933	1900	+1.8		24331	24550	-0.9
Americas	621	548	+13.2		7096	6672	+6.4
Asia Pacific	138	120	+15.0		1482	1552	-4.5
Africa and Middle East	256	199	+28.1		2835	2568	+10.4
Total	2948	2768	+6.5		35744	35341	+1.1

Revenue passenger km (m)
UK/Europe	1686	1492	+13.0		21156	19762	+7.1
Americas	4080	3731	+9.4		46777	45048	+3.8
Asia Pacific	1435	1251	+14.8		15642	15895	-1.6
Africa and Middle East	1720	1444	+19.1		19013	17471	+8.8
Total	8921	7918	+12.7		102588	98177	+4.5

Available seat km (m)
UK/Europe	2593	2401	+8.0		31618	29509	+7.1
Americas	5235	5156	+1.5		61932	61528	+0.7
Asia Pacific	1881	1739	+8.2		21372	20659	+3.5
Africa and Middle East	2343	2100	+11.6		25715	24603	+4.5
Total	12052	11396	+5.8		140637	136299	+3.2

Passenger load factor (%)
UK/Europe	65.0	62.2	+2.8	pts	66.9	67.0	-0.1	pts
Americas	77.9	72.4	+5.5	pts	75.5	73.2	+2.3	pts
Asia Pacific	76.3	71.9	+4.4	pts	73.2	76.9	-3.7	pts
Africa and Middle East	73.4	68.8	+4.6	pts	73.9	71.0	+2.9	pts
Total	74.0	69.5	+4.5	pts	72.9	72.0	+0.9	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	436	358	+21.8		4464	4204	+6.2
Total RTK	1322	1148	+15.1		14722	14035	+4.9
Available tonne km (m)	1880	1748	+7.5		21783	21012	+3.7

Overall load factor (%)	70.3	65.7	+4.6	pts	67.6	66.8	+0.8	pts

* Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's 'Future Size and Shape' programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2003.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602